1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103-2921                              & Bockius LLP
215.963.5000                                             Counselors at Law
Fax: 215.963.5001


October 10, 2014


VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re:  The Advisors' Inner Circle Fund III Registration Statement on Form N-14
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), we are filing, pursuant to the Securities Act of 1933, as amended, the Trust's Registration Statement on Form N-14. This filing relates to the Agreement and Plan of Reorganization with regard to the reorganization of the High Yield Fund (the "Existing Fund"), a series of capital stock of Nomura Partners Funds, Inc., into the Nomura High Yield Fund (the "New Fund"), a new series of the Trust. Pursuant to the Agreement and Plan of Reorganization, the Existing Fund will transfer all of its assets and certain of its liabilities to the New Fund in exchange for shares of the New Fund.

Please contact the undersigned at 215.963.5862 with your questions or comments.


Sincerely,


/s/ David W. Freese
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David W. Freese